BEIJING BRUSSELS CENTURY CITY HONG KONG LONDON LOS ANGELES NEWPORT BEACH	Times Square Tower 7 Times Square New York, New York 10036 TELEPHONE (212) 326-2000 FACSIMILE (212) 326-2061 www.omm.com	SAN FRANCISCO SHANGHAI SILICON VALLEY SINGAPORE TOKYO WASHINGTON, D.C.

WRITER’S DIRECT DIAL

(212) 408-2440

WRITER’S E-MAIL ADDRESS

wkuesel@omm.com

March 15, 2012

FOIA CONFIDENTIAL TREATMENT REQUESTED

VIA EDGAR AND HAND DELIVERY

Russell Mancuso

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549-3628

Re:	Rexnord Corporation

Registration Statement on Form S-1

File No. 333-174504

Dear Mr. Mancuso:

On behalf of Rexnord Corporation, a Delaware corporation (the “Company”), this letter sets forth the Company’s supplemental responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated June 22, 2011 (the “Comment Letter”) regarding the above-referenced Registration Statement on Form S-1 (as amended on July 8, 2011, August 15, 2011, November 22, 2011, February 22, 2012 and March 13, 2012, the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment. Capitalized terms used and not defined herein have the meanings given in the Registration Statement.

Russell Mancuso, March 15, 2012 - Page 2

Lock-Up Agreements, page 121

15.	Please file as exhibits the lock-up agreements mentioned in this section.

Response:

We advise the Staff that the form of lock-up agreement will be filed as an exhibit to the Underwriting Agreement, which will be filed as Exhibit 1.1 to the Company’s next amendment to the Registration Statement.

Note 14 – Stock Options, page F-31

17.	Provide us with an itemized chronological schedule detailing each issuance of your common shares, stock options and warrants by the company or principal stockholders since March 2010 through the date of your response. Include the following information for each issuance or grant date:

•	Number of shares issued or issuable in the grant
•	Purchase price or exercise price per share
•	Any restriction or vesting terms
•	Management’s fair value per share estimate
•	How management determined the fair value estimate
•	Identity of the recipient and relationship to the company
•	Nature and terms of any concurrent transactions with the recipient
•	Amount of any recorded compensation element and accounting literature relied upon

In the analysis requested above, highlight any transactions with unrelated parties believed by management to be particularly evident of an objective fair value per share determination. Progressively bridge management’s fair value per share determinations to the current estimated IPO price per share. We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.

Response:

To provide further support regarding Comment #17 to the Comment Letter, and to assist the Staff’s review, the Company solicited an indication of the price range from the underwriters. Based on the underwriters’ views and subject to market conditions and any new developments, the Company advises the Staff that the estimated price range currently is proposed to be as set forth on Annex I (provided on a supplemental basis). The price range eventually included in the Registration Statement could vary from this range or from the final IPO price. In any event, any preliminary prospectus delivered by the Company or the underwriters to potential investors will include a price range.

As previously stated in our August 12, 2011 letter (response to Comment #3 to the Staff’s July 22, 2011 letter), the Company utilizes an independent third-party valuation firm to perform an annual

Russell Mancuso, March 15, 2012 - Page 3

valuation of the Company’s fair value per share. This valuation is performed on a marketable, controlling interest basis as of the Company’s March 31st year end and is utilized by the Company’s Board of Directors to set the fair value of the Company for all option grants issued in the relevant fiscal year. Typically, once set the fair value determination is utilized through the Company’s fiscal year-end unless material changes are experienced in the Company’s actual financial performance, future projections or expectations, capital structure or due to the occurrence of significant acquisitions or divestitures. The valuation methodology has been consistently applied by the independent third-party valuation firm since fiscal 2007. The March 31, 2011 fair value per share of $78.00 was set on June 1, 2011 and was utilized to grant 12,500 options on June 6, 2011 and 91,150 options on December 29, 2011 (including 20,000 to a newly designated executive officer) and to issue 27,259 shares of common stock on January 10, 2012 to employees in connection with the Company’s acquisition of VAG Holding GmbH (all information is provided before giving effect to a stock split by the Company to be effected in connection with the consummation of the IPO).

The Company does not believe the estimated price range set forth on Annex I (provided on a supplemental basis) is materially different than the March 31, 2011 fair value per share of $78.00 (before giving effect to a stock split by the Company to be effected in connection with the consummation of the IPO).

*     *     *     *     *     *

We appreciate the Staff’s comments and request the Staff contact the undersigned at (212) 408-2440 or (212) 326-2061 (facsimile) with any questions or comments regarding this letter.

Sincerely,

/s/ William Kuesel

William Kuesel

of O’MELVENY & MYERS LLP

cc:	Patricia M. Whaley, Esq.

Kenneth V. Hallett, Esq., Quarles & Brady LLP

Gregory A. Ezring, Esq., Paul, Weiss, Rikfind, Wharton & Garrison LLP

Michael Kaplan, Esq., Davis Polk & Wardwell LLP